April 22, 2021TSX: SAM

IM EXPLORATION AND STARCORE INTERNATIONAL ANNOUNCE
ASSIGNMENT AND ASSUMPTION OF TOIYABE OPTION

Toronto, Ontario – IM Exploration Inc. (CSE: IM) (“IM” or the “Company”) is pleased to announce that, further to its press release of March 1, 2021, it has entered into an assignment and assumption agreement (the “Agreement”) with Starcore International Mines Ltd. (TSX: SAM) (“Starcore”) and Minquest Ltd. (“Minquest”), whereby the Company has assumed Starcore’s obligations and rights to acquire a 100% interest (the “Transaction”) in the Toiyabe Gold Project in Lander County, Nevada (the “Project”) from Minquest Ltd.

Transaction Details

As consideration for the assignment of Starcore’s right to acquire a 100% interest in the Project, the Company has issued Starcore 4,100,000 common shares in the capital of the Company (the “Consideration Shares”) at a price of $0.15 per Consideration Shares. The Consideration Shares will be subject to a contractual escrow period of twelve (12) months following the date of issuance, with 25% being released every three (3) months, with the first release occurring no later than 3 months after the closing of the Transaction and a cash payment paid to Starcore in the amount of US$150,000.

Upon closing of the transaction, the Company now has the option to exercise its right to earn a 100% ownership position in the Project by making the following cash payments to Minquest (for an aggregate total of US$760,000):

•	US$100,000 on May 31st, 2021
•	US$120,000 on October 15th, 2021
•	US$140,000 on October 15th, 2022
•	US$400,000 on October 15th, 2023

The Company will also be responsible for annual claim payments due to the U.S. Bureau of Land Management, which totalled US$27,225 in 2020. The Company cautions investors that the Company may not exercise their option to acquire ownership of the Project.

Raymond D. Harari, CEO & President of IM Exploration, stated: "We are excited to have an asset with an indicated resource in Nevada's Battle Mountain Trend, North America's most endowed gold belt. The closing of this transaction represents an important milestone for IM and its shareholders. Our next steps are to initiate drilling to further define this highly prospective resource, as well as incorporate more land packages to our portfolio to scale faster and more efficiently."

About IM Exploration Inc.

The Company is a mineral exploration company, currently exploring for graphite, gold, and other minerals at its early-stage Mulloy Project in Northern Ontario. From time to time the Company may also evaluate the acquisition of other mineral exploration assets and opportunities.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

For further information contact:

Raymond D. Harari

President and Chief Executive Officer

IM Exploration Inc.

Tel: +507-6675-2221

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and developments projects throughout North America. Starcore is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on their investor friendly website here: www.starcore.com.

For further information, contact:
Robert Eadie
Starcore International Mines Ltd.
Telephone: (604) 602-4935 x 205
Toll Free:   1-866-602-4935
Email: rob@starcore.com

Cautionary Statements

The Canadian Securities Exchange and the Toronto Stock Exchange have neither approved nor disapproved the contents of this news release, nor do they accept responsibility for the adequacy or accuracy of this news release.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties, including, but not limited to, the timing of future exploration work or drilling, and the expansion of the mineralization. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of IM Exploration Inc., including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, dependency upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.